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                                                                   EX-99.(p)(14)

New England Securities Corporation (NES) Code of Ethics under Rule 17j-1 of the
                         Investment Company Act of 1940


As principal underwriter for certain funds ("Funds") offered in connection with variable products issued by its parent company, certain officers of NES are deemed to be access persons under Rule 17j-1 of the Investment Company Act. NES prohibits each access person from purchasing or selling, directly or indirectly, any security in which the access person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which he or she knows or should have known at the time of such purchase or sale: (i) is being considered for purchase or sale by a Fund; or (ii) is being purchased or sold by a Fund. This prohibition does not apply to:

     . Purchases or sales effected in any account over which the access person has no direct or indirect influence or control;

     . Purchases or sales which are non-volitional on the part of either the access person or a Fund;

     .  Purchases which are part of an automatic dividend reinvestment plan;

     .  Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such
        --- ----
        rights were acquired from such issuer, and sales of such rights so acquired; and

     . Purchase or sales in a discretionary investment advisory account, in which an access person has a beneficial ownership interest (either alone or with others), managed by a registered investment adviser who is not a member of the access person's family if the access person did not have knowledge of the transactions until after the transactions had been executed.